FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

For immediate release

Teva Comments on Generic Lovenox® Approval

Jerusalem, July 23, 2010 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) commented today on the U.S. Food and Drug Administration`s response to a citizen petition questioning the approval criteria for a generic Lovenox® (enoxaparin sodium) injection and its subsequent approval of another generic filer`s Abbreviated New Drug Application (ANDA).

After reviewing the FDA`s response to the citizen petition, which outlines 5 criteria to demonstrate "sameness", Teva believes that it has demonstrated to the FDA that its version of generic Lovenox meets their criteria and that Teva`s pending ANDA is approvable.

Teva maintains the approval for an ANDA for generic Lovenox is appropriate because:

- The active ingredient in enoxaparin is significantly better characterized than the active ingredients of significantly more complex molecules

- Pharmacologically active portions of enoxaparin can be identified and replicated, and

- In vitro and in vivo PD tests are rapidly indicative of drug efficacy and safety

Teva recognizes and supports FDA authority and discretion to make generic drug approvals on a case-by-case basis considering drug complexity, patient efficacy and safety outcomes.

Given the complexity of Teva`s Copaxone® and the serious, degenerative nature of multiple sclerosis, it is Teva`s belief that any potential generic version of Copaxone should be evaluated via pre-clinical and full-scale, placebo-controlled clinical trials with measured clinical endpoints in multiple sclerosis patients to establish safety, efficacy and immunogenicity in a real patient population.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix®, and Yaz® the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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Contacts:

Investor Relations:
Elana Holzman
Teva Pharmaceutical Industries Ltd.
972 (3) 926-7554

Kevin Mannix
Teva North America
(215) 591-8912

Media:
Yossi Koren
Teva Pharmaceutical Industries Ltd.
972 (3) 926-7590

Denise Bradley
Teva North America
(215) 591-8974

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date July 23, 20 10

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